--------                                       -----------------------------
 FORM 4                                                OMB APPROVAL
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  [ ] Check this box if no longer               OMB Number:        3235-0287
      subject to Section 16. Form 4             Expires:   December 31, 2001
      or Form 5 obligations may                 Estimated average burden
      continue. See Instruction 1(b).           hours per response ....  1.0



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Feinberg        Larry                    N.
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   (Last)          (First)              (Middle)

   c/o Oracle Associates, LLC
   200 Greenwich Avenue, 3rd Floor
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                   (Street)

   Greenwich            CT                 06830
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   (City)           (State)               (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Quidel Corp.    (QDEL)
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


3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4. Statement for Month/Year

   April, 2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person

                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------
|1. Title of   |2. Trans-  | 3. Trans- | 4. Securities Acquired | 5. Amount of   |6. Ownership    | 7. Nature of|
|Security      |action     |action Code|(A) or Disposed of (D)  |Securities      |Form: Direct (D)|Indirect     |
|(Instr. 3)    |Date       |(Instr. 8) |(Instr. 3, 4 and 5)     |Beneficially    |or Indirect (I) |Beneficial   |
|              |(Month/    |-----------|------------------------|Owned at End    |(Instr. 4)      |Ownership    |
|              |Day/Year)  |  Code V   | Amount |(A)/(D)| Price |of Month        |                |(Instr. 4)   |
|              |           |           |        |       |       |(Instr. 3 and 4)|                |             |
|              |           |           |        |       |       |                |                |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
|              |           |           |        |       |       |                |                |             |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
|Common Stock  |  4/9/01   |     S     |  5,300 | D(3)  |$3.25  |   2,790,700    |      I         |    (1)      |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
|Common Stock  |  4/9/01   |     S     |  9,000 | D(4)  |$3.25  |      28,000    |      D         |    (2)      |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
|Common Stock  |  4/10/01  |     S     |  6,400 | D(5)  |$3.39  |   2,790,700    |      I         |    (1)      |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
|Common Stock  |  4/10/01  |     S     |  5,000 | D(6)  |$3.39  |      28,000    |      D         |    (2)      |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |


* If the form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                                                                          (Over)
                                                                 SEC 1474 (7-97)


                           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
|1. Title  |2. Conver-|3. Trans-|4.     |5. Number of  |6. Date         |7. Title and    |8. Price|9. Number |10. Owner-|11. Nature|
|of        |sion or   |action   |Trans- |Derivative    |Exercisable and |Amount of       |of      |of        |ship Form |of        |
|Derivative|Exercise  |Date     |action |Securities    |Expiration Date |Underlying      |Deriv-  |Derivative|of Deriva-|Indirect  |
|Security  |Price of  |(Month/  |Code   |Acquired (A)  |(Month/Day/Year)|Securities      |ative   |Securities|tive      |Bene-     |
|(Instr. 3)|Derivative|Day/Year)|(Instr.|or Disposed   |----------------|(Instr. 3 and 4)|Security|Beneficia-|Securities|ficial    |
|          |Security  |         |8)     |of (D) (Instr.|Date   | Expira-|----------------|(Instr. |lly Owned |Direct (D)|Owner-    |
|          |          |         |-------|3, 4, and 5)  |Exer-  | tion   |Title |Amount or|5)      |at End    |or Indir- |ship      |
|          |          |         |Code V |--------------|cisable| Date   |      |Number of|        |of Month  |ect (I)   |(Instr. 4)|
|          |          |         |       |(A)   |(D)    |       |        |      |Shares   |        |(Instr. 4)|(Instr. 4)|          |
|----------|----------|---------|-------|------|-------|-------|--------|------|---------|--------|----------|----------|----------|
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (1,620,500 shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (441,700 shares), GSAM Oracle Investments, Inc. ("GSAM Investments") (591,800 shares), Oracle Offshore Limited ("Oracle Offshore") (91,400 shares), and Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan") (45,300 shares). Oracle Investment Management, Inc. (the "Investment Manager") serves as investment manager to and has investment discretion over the securities held by GSAM Investments, Oracle Offshore and the Retirement Plan. The undersigned is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the Investment Manager and (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore and the Retirement Plan is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore and the Retirement Plan.

(2) The 28,000 shares of Common Stock to which this note relates are held directly by the undersigned for himself (10,000 shares) and as trustee for the Foundation (the "Foundation") (18,000 shares).

(3) The shares of Common Stock to which this note relates were sold by the Retirement Plan.

(4) The Shares of Common Stock to which this note relates were sold by the undersigned, as trustee for the Foundation (5,000 shares) and The Larry Feinberg Irrevocable Trust UAD 12/19/97 FBO Samantha Rose Feinberg (4,000 shares).

(5) The shares of Common Stock to which this note relates were sold by the Retirement Plan.

(6) The Shares of Common Stock to which this note relates were sold by the undersigned, as trustee for the Foundation.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                        /s/ Larry N. Feinberg                           5/10/01
                        -------------------------------                 -------
                        **Signature of Reporting Person                  Date


Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.